July 6, 2006

Via U.S. Mail

Haim Aviv, Ph.D.
Chairman of the Board
Pharmos Corporation
99 Wood Avenue South
Suite 311
Iselin, NJ  08830

       Re:    Pharmos Corporation
      Amendment No. 2 to Schedule 14A
      Filed on June 30, 2006
      File No. 0-11550

Dear Mr. Aviv:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. We note your response to prior comment 1 and your indication that the issuance of shares to the Vela shareholders will qualify as a private placement under Regulation D. We presume that you intend to rely upon Section 4(2) of the Securities Act of 1933 and the accompanying safe harbor in Rule 506 of Regulation D, however, you have not made that clear. Please advise. In doing so, please confirm that you meet all of the requirements of Rule 506.

Letter to Shareholders - Opposition to the Merger by a Shareholder
Group
2. We note your response to prior comment 3 and the support you have provided for your statement that "[Mr. Miller`s] motives and objectives (beyond blocking the Merger) are focused on his own, personal investment strategy and not on the best interests of the Company and [y]our shareholders as a whole." Your indication that Mr. Miller "did not comment on the Vela drug candidate assets to be acquired by the Company in the transaction, or their potential to enhance the value of the Company to all shareholders" does not appear to reasonably support the statement that he is "focused on his own, personal investment strategy..." Also, his concern about the dilution and potential change of control would appear to have an impact on all shareholders just as much as they would impact Mr. Miller. How then do you know that his concerns only relate to his own interests and not the best interests of all shareholders?
Please
revise this disclosure to remove this statement or provide us with additional support.
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (212) 986-2399:

Adam D. Eilenberg, Esq.
Edward B. Chastain, Esq.
Eilenberg & Krause LLP
Pharmos Corporation
July 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE